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                              December 16, 2022

       Paul Oldham
       Chief Financial Officer
       Advanced Energy Industries, Inc.
       1595 Wynkoop Street, Suite 800
       Denver, Colorado 80202

                                                        Re: Advanced Energy
Industries, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 16,
2022
                                                            File No. 000-26966

       Dear Paul Oldham:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Continuing Operations , page 37

   1. Please revise MD&A in future annual and quarterly filings to more fully address the following:
                                                            Disclose and
discuss the specific reasons for the changes in demand by market during each period
presented;
                                                            When you disclose
and discuss multiple factors that impact your operations, quantify the impact of each
factor, for example, we note you identify multiple factors that impact gross
profit;
                                                            You disclose here,
and in quarterly filings, that the decrease in gross profit as a percent of
revenue is largely related to higher material and freight costs, as well as productivity
inefficiencies resulting from supply constraints. Discuss whether and how supply chain
disruptions materially affect your outlook or business
 Paul Oldham
Advanced Energy Industries, Inc.
December 16, 2022
Page 2
              goals. Quantify and disclose, to the extent possible, how sales, profits, and/or liquidity have been impacted and discuss known trends or uncertainties resulting from any mitigation efforts being undertaken, including whether mitigation efforts introduce new material risks related to product quality, reliability, or regulatory approval; and
                You disclose here, and in quarterly filings, that you are experiencing price increases in select components and, to the extent permitted, you pass increased costs on to customers. Quantify and disclose the impact of the inflationary pressures you experience and update your disclosures to indicate the extent to which you are able to pass increased costs on to customers to mitigate the inflationary pressures.
Consolidated Financial Statements
Note 3. Revenue, page 64

2. We note you disclose revenue by geographical region. Please tell us your consideration for presenting revenue for each material individual foreign country as required by ASC
         280-10-50-41. We also note your risk factor disclosure related to your operations in
         China. To enable investors to more fully understand and evaluate this risk, please revise future filings to quantify your operations in China, including sales and purchases related to China.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709
with any questions.



FirstName LastNamePaul Oldham                                  Sincerely,
Comapany NameAdvanced Energy Industries, Inc.
                                                               Division of
Corporation Finance
December 16, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName